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                                ROPES & GRAY LLP
                                ONE METRO CENTER
                              700 12TH STREET, N.W.
                                    SUITE 900
                              WASHINGTON, DC 20005

                   WRITER'S DIRECT DIAL NUMBER: (202) 508-4622


                                December 13, 2006


VIA EDGAR

Ms. Christina DiAngelo
Ms. Valerie Lithotomos
Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C.  20549-0504

Re:      REGISTRANTS:      BB&T Funds and BB&T Variable Insurance Funds
         FILE NOS.:        333-138724 and 333-138725
         FILING TYPE:      Form N-14
         FILING DATE:      November 15, 2006, as amended December 1, 2006 and
                           December 13, 2006

Dear Ms. DiAngelo, Ms. White and Ms. Lithotomos:

     This letter is in response to oral comments provided to the undersigned by Christina DiAngelo, Valerie Lithotomos and Alison White of the staff of the Securities and Exchange Commission (the "Commission"), regarding the BB&T Funds and BB&T Variable Insurance Funds (the "Trust") Registration Statements filed on November 15, 2006, as amended December 1, 2006 and December 13, 2006 (the "Registration Statement"). These comments and responses thereto are set forth below.

     Per your request, the BB&T Funds and BB&T Variable Insurance Funds (the "Trusts") acknowledge that each Trust is responsible for the adequacy and accuracy of the disclosure in the respective Registration Statement and that staff comments or changes in response to staff comments with respect to the Trusts' respective Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. BB&T Funds and BB&T Variable Insurance Funds each hereby represents that each Trust will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities related litigation against that Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trusts.

     Terms not defined herein are defined in the Registration Statement.

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
COMMENT:           Under "Important Information" clarify that the BB&T Funds are retail funds and therefore the discussion about the variable insurance funds' voting, insurance companies and proportional voting do not apply to them.

RESPONSE:          A paragraph has been added to clarify that the BB&T Funds are retail funds and the discussion regarding variable insurance funds' voting is inapplicable.
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December 13, 2006
Page 2

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
COMMENT:           Pursuant to General Instruction G to Form N-14, disclose that the prospectuses of the acquiring funds will accompany the proxy/prospectus sent to the shareholders.

RESPONSE:          A statement that the prospectuses of the acquiring funds will accompany the proxy/prospectus sent to shareholders has been added.
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COMMENT:           On page 6-7, disclose in the variable insurance funds' fee table and example that they do not reflect variable product expenses and if they did reflect such expenses the total annual operating expenses would be higher.

RESPONSE:          A sentence has been added to the fee table introductory paragraph and a footnote has been added to the example stating that each does not reflect separate account or insurance contract charges and if they had been included such expenses would be higher.
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COMMENT:           On page 11, under "Principal Risk Factors", in addition to listing such factors also briefly compare them.

RESPONSE:          A paragraph comparing the principal risk factors has been added.
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COMMENT:           If repositioning costs are expected to be significant please disclose as drawback of transactions.

RESPONSE:          Disclosure regarding repositioning costs being a drawback of the transactions has been added on pages 5 and 15.
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COMMENT:           Under "Voting Information," please disclose that the effect of proportional voting is that a small number of contract holders can determine the outcome of the vote.

RESPONSE:          Disclosure regarding the effect of proportional voting has been added.
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COMMENT:           Please provide powers of attorney that relate to the specific N-14 registration statement being filed.

RESPONSE:          Such powers of attorney were filed with the pre-effective amendment to the Registration Statement filed on December 1, 2006.
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COMMENT:           Please update the address for the SEC to reflect the new 100 F Street location.

RESPONSE:          The SEC's address has been updated.
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COMMENT:           Pursuant to Rule 14a-4(b)(1), on the voting instruction form/proxy card bold the statement: "Every properly executed proxy will be voted in the manner specified hereon and, in the absence of specification, will be treated as granting authority to vote FOR the below-enumerated proposals."

RESPONSE:          The statement has been bolded.
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December 13, 2006
Page 3

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
COMMENT:           Please include share adjustment in the capitalization tables either as a separate column or in a note to each capitalization table.

RESPONSE:          The capitalization tables have been updated to show share adjustment.
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COMMENT:           Please explain why the reorganization proposals for the retail and variable insurance funds are combined and whether they need to be two separate proposals with respect to the proxy card.

RESPONSE:          The investment program for the retail fund is similar to that of the variable insurance fund and the
                   Board of Trustees' considerations and approval of each Transaction are substantially similar.  Given this similarity, the Registration Statement includes a combined discussion of the Transactions, highlighting any differences.  In addition, Fund management believes a combined prospectus/proxy statement is a more cost effective means for distributing the combined prospectus/proxy statement to the funds' shareholders.  The proxy card/voting instruction form shareholders/contract holders receive contain a proposal only for the Transaction for which such shareholders/contract holders are entitled to vote.
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COMMENT:           According to the Registration Statement, BB&T Asset Management, Inc., the adviser, pays all proxy expenses. Do such proxy expenses include all expenses associated with the merger, the proxy solicitation and any merger costs themselves, and if the merger is unsuccessful or rejected will the adviser still pay?

RESPONSE:          The adviser will pay all proxy expenses associated with the merger whether or not each merger is successful.
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COMMENT:           On page 5, update the fee tables for the Large Cap Fund and Large Cap Growth Fund to show current fees as of September 30, 2006.

RESPONSE:          The fee tables have been updated.
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COMMENT:           Update the fee tables for the Large Cap Fund, Large Cap Growth Fund and Pro Forma Large Cap Fund to
                   reflect that the funds no longer charge a 2.00% redemption fee.

RESPONSE:          The fee tables have been updated to accurately reflect that the Funds do not charge a redemption fee.
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COMMENT:           If the amounts in the fee tables for the Large Cap Fund and Large Cap Growth Fund differ from those in the Financial Highlights, please explain the difference.

RESPONSE:          To the extent the amounts in the fee tables for the Large Cap Fund and the Large Cap Growth Fund differ from those amounts contained in the Financial Highlights it is due to a rounding error.
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December 13, 2006
Page 4

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
COMMENT:           Please recalculate the expense examples to reflect accurately the waivers that appear in the fee tables.

RESPONSE:          The expense examples have been recalculated to reflect all fee waivers appearing in the fee tables.
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COMMENT:           Please include a statement in the lead in paragraph to the expense examples that they reflect net expenses in the calculations.

RESPONSE:          Such a statement has been included.
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COMMENT:           Add footnote to the expense example indicating Class B Shares automatically convert to Class A
                   Shares.

RESPONSE:          A footnote has been added to the expense example.
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COMMENT:           Disclose the estimated costs of the transaction that the adviser will pay.

RESPONSE:          The estimated aggregate costs of the Transactions have been disclosed on page 12.
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COMMENT:           With respect to Item 5, under "Reasons for the Proposed Transactions" please confirm the language is accurate in light of the fee tables.

RESPONSE:          The language has been revised.
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COMMENT:           In the pro forma financial statements, please include a statement that none of the securities of the acquired fund violate the investment guidelines or restrictions of the acquiring fund or identify the securities that violate such investment guidelines or restrictions and would be disposed of.

RESPONSE:          A footnote has been added to the pro forma financial statements to this effect.
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     If you have any further questions or comments please call me at
(202) 508-4622.

                                                          Sincerely,

                                                          /s/ Alexandra Oprescu

                                                          Alexandra Oprescu